SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                            --------------------

                               SCHEDULE 14D-9

                               (Rule 14d-101)

        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                            --------------------

                            HARTMARX CORPORATION
                         (Name of Subject Company)
                            HARTMARX CORPORATION
                    (Name of Person(s) Filing Statement)
                            --------------------

                  Common Stock, par value $2.50 per share
                       (Title of Class of Securities)
                            --------------------

                                 417119104
                   (CUSIP Number of Class of Securities)
                            --------------------

                              Taras R. Proczko
              Vice President, Corporate Counsel and Secretary
                            Hartmarx Corporation
                            101 N. Wacker Drive
                          Chicago, Illinois 60606
                         Telephone: (312) 357-5321
               (Name, address and telephone number of person
             authorized to receive notice and communication on
                 behalf of the person(s) filing statement).
                            --------------------

                              With a copy to:

                          Charles W. Mulaney, Jr.
              Skadden, Arps, Slate, Meagher & Flom (Illinois)
                           333 West Wacker Drive
                          Chicago, Illinois 60606
                               (312) 407-0700



[X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

         Hartmarx Requests Additional Information On Lincoln Offer

CHICAGO--(BUSINESS WIRE)--Aug. 15, 2001--Hartmarx Corporation (NYSE: HMX - news) said today that it has requested additional information from The Lincoln Company LLC concerning its offer to purchase Hartmarx's outstanding shares for $4.50 per share.

         In a letter sent yesterday to Spencer Hays, chairman of Tom James Co., an investor in The Lincoln Company, Hartmarx said that Lincoln's letter of August 13 would be referred to Hartmarx's Board of Directors for review. To facilitate the review and evaluate the offer, Hartmarx asked Lincoln to provide the following:

-A detailed description of the financing Lincoln indicates it has arranged for the purchase transaction, and to refinance Hartmarx's debt and provide working capital. Hartmarx also requested identification of the sources of financing, and copies of any commitments received from any sources. -Lincoln has stated that its offer is subject to performing due diligence. Tom James Co.'s brands compete with Hartmarx's in selected market segments, and with Hartmarx's retail customers in other segments. Therefore, Hartmarx has asked for a detailed outline of the intended scope and timing of any such review.
-Hartmarx has asked Lincoln for a draft of an acquisition agreement Lincoln would be prepared to execute to complete the transaction as proposed in its August 13 letter.
-Information about The Lincoln Company LLC, as would be required to be disclosed in SEC filings, including a list of holders of equity interests in Lincoln.

         "Your prompt response will permit the Hartmarx board to evaluate your proposal," concluded Bert Hand, Hartmarx chairman and CEO.

         Hartmarx produces and markets business, casual and golf apparel products under its own brands including Hart Schaffner & Marx, Hickey-Freeman, Palm Beach, Coppley, Cambridge, Keithmoor, Racquet Club, Naturalife, Pusser's of the West Indies, Royal, Brannoch, Riserva, Sansabelt, Barrie Pace, and Hawksley & Wight. In addition, the Company has certain exclusive rights under licensing agreements to market selected products under a number of premier brands such as Austin Reed, Tommy Hilfiger, Kenneth Cole, Burberry men's tailored clothing, Ted Baker, Pringle of Scotland, Bobby Jones, Jack Nicklaus, Claiborne, Evan-Picone, Pierre Cardin, Perry Ellis, KM by Krizia, and Daniel Hechter. The Company's broad range of distribution channels includes fine specialty and leading department stores, value-oriented retailers and direct mail catalogs.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY. IT DOES NOT CONSTITUTE A SOLICITATION/RECOMMENDATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE SEC. HARTMARX'S STOCKHOLDERS WILL BE ABLE TO OBTAIN SUCH SOLICITATION/ RECOMMENDATION STATEMENT FOR FREE WHEN IT BECOMES AVAILABLE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. HARTMARX URGES ITS STOCKHOLDERS TO CAREFULLY REVIEW ANY SUCH SOLICITATION/RECOMMENDATION STATEMENT PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO SUCH PROPOSAL.

Contact:

     for Hartmarx
     Burson-Marsteller
     Kirk Brewer, 312/596-3456
     Madalyn Freund, 312/596-3439